UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-223264

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

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DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2017	December 31, 2016
PLAN ASSETS AND LIABILITIES
Total Plan Assets	$13,216,655	$12,077,676
Net Assets Available for Benefits	$13,216,655	$12,077,676

Note:	The above Employee Retirement Income Security Act of 1974 (ERISA) plan information is presented in accordance with the Department of Labor (DOL) Form 5500, Schedule I.

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended
December 31, 2017
INCOME, EXPENSES AND TRANSFERS

ADDITIONS:
Contributions:
Participant contributions	$273,012
Employer contributions	69,629
Total contributions	342,641
Investment Income:
Interest	442
Dividends	169,872
Net appreciation in fair value of investments	753,485
Income from Master Trust	725,496
Net investment income	1,649,295

Interest income on notes receivable from participants	3,508
Total additions	1,995,444

DEDUCTIONS:
Benefits paid to participants	854,775
Administrative expenses	1,690
Total deductions	856,465

NET INCREASE IN NET ASSETS	1,138,979

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,077,676

End of year	$13,216,655

Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2017
SPECIFIC ASSETS
Employer Securities	$3,742,621
Participant Loans	$60,160
Note:	The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY KEWAUNEE UNION SAVINGS PLAN (name of plan)

Date: June 26, 2018	/s/ Becky C. Merritt
Becky C. Merritt Vice President, Dominion Energy Services, Inc. Human Resources and Chief Administrative Officer

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